                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-1

                                 (RULE 14D-100)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                                    PETROFINA
                            (Name of Subject Company)

                                      TOTAL
                                    (Bidder)

                        SHARES NOMINAL WITH NO PAR VALUE
                           AMERICAN DEPOSITARY SHARES
                                    WARRANTS
                         (Title of Class of Securities)

                                    716485206
                      (CUSIP Number of Class of Securities)

                               ALAIN-MARC IRISSOU
                                 GENERAL COUNSEL
                                      TOTAL
                               24, COURS MICHELET
                                  LA DEFENSE 10
                              92800 PUTEAUX, FRANCE
                             (011-33-1) 41-34-40-00
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE


Transaction Valuation*                                Amount of Filing Fee
--------------------------------------------------------------------------
    US$450,990,497                                        US$90,199.00

* Pursuant to Rule 457(f)(1), 457(c) and 457(i) under the Securities Act and solely for the purpose of calculating the registration fee, the transaction value was calculated on the basis of (x) in the case of the Total shares, the average of the high and low sale price per American depositary share of PetroFina on April 29, 1999 and (y) in the case of the Total warrants, the average of the high and low sale price per warrant of April 29, 1999, plus additional consideration of $46.94 per American depositary share of Total payable in connection with the exercise of the Total warrants registered in connection with the exchange offer.

/[Check/ Check box if any part of the fee is offset as provided by Rule
  Mark] 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


  Amount Previously Paid: $125,376.00                 Filing Party:  Total
  --------------------------------------------------------------------------
  Form of Registration No.: 333-10154                Date Filed: May 6, 1999

         Note. The remainder of this cover page is only to be completed if this
Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Act of 1934. See General Instructions D, E, and F to Schedule 14D-1.

         The Schedule 13D previously filed by Total with respect to PetroFina is hereby amended to incorporate in Item 4 thereof the material appearing under the captions "Total Fina Group Following the Exchange Offer" and "Terms and Conditions of the Exchange Offer" in the Prospectus which is Exhibit (a)(1) to this Schedule 14D-1.

CUSIP NO. 716485206                     14D-1                  PAGE 2 OF 8 PAGES


        1           NAMES OF REPORTING PERSONS IRS IDENTIFICATION
                    NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Total
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   / /
                                                                       (b)   / /
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)                / /

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    France
--------------------------------------------------------------------------------
        7           AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    EACH REPORTING PERSON

                    9,614,190
--------------------------------------------------------------------------------
        8           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)             / /
                    EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
        9           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    41.0%
--------------------------------------------------------------------------------
        10          TYPE OF REPORTING PERSON*

                    OO (societe anonyme)

--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND SUBJECT COMPANY.

      (a) The name of the subject company is PetroFina, a Belgian societe anonyme ("PetroFina"). PetroFina's principal offices are located at 52, rue de l'Industrie, B-1040 Brussels, Belgium.

      (b) This statement relates to the exchange offer by Total, a French societe anonyme ("Total") to exchange (i) 9 shares of Total for each 2 properly tendered shares of PetroFina held by a person in the United States; (ii) 9 American depositary shares of Total ("Total ADSs"), each representing one-half of one share of Total, for each 10 properly tendered American depositary shares of PetroFina ("PetroFina ADSs"), each representing one-tenth of one share of PetroFina, held by a person in the United States; and (iii) 81 warrants of Total each granting its holder the right to purchase one Total ADS at a price of $46.94 (subject to adjustment) for each 100 properly tendered warrants of PetroFina, held by a person in the United States, each granting its holder the right to purchase nine-tenths of one petroFina ADS at a price of $42.25 (subject to adjustment), upon the terms and subject to the conditions set forth in the Prospectus / US Offer to Exchange dated May 6, 1999 (the "Prospectus") forming a part of Amendment No. 1 to the Registration Statement on Form F-4 (No. 333-10154) filed by Total with the Securities and Exchange Commission on May 6, 1999, and the relevant Letter of Transmittal, Form of Acceptance, Certificated Share Delivery Instruction Form and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(3), (a)(4), and (a)(5) (which are herein collectively referred to as the "US Offer"). The US Offer is being made for 343,750 shares, including shares held directly or in the form of American depositary shares, and 4,443,179 warrants.

      (c) The information set forth under "Market Prices for Securities -- PetroFina Shares, PetroFina American depositary shares and PetroFina warrants" in the Prospectus is incorporated herein by reference.


ITEM 2.    IDENTITY AND BACKGROUND.

      (a)-(c) This Statement is filed by Total, a societe anonyme organized under the laws of the Republic of France, and its principal office is at Tour Total, 24, cours Michelet, La Defense 10, 92800 Puteaux, France. The information set forth under "Summary--The Companies--Total" in the Prospectus is herein incorporated by reference.

      (d) Indicated below are the material positions held during the past five years for the Total directors.

NAME                                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
DIRECTORS
Thierry Desmarest...................         CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF TOTAL (1993
                                             - PRESENT), CHIEF EXECUTIVE OFFICER OF TOTAL
                                             EXPLORATION PRODUCTION (1989 - 1995)
FRANCOIS-XAVIER ORTOLI..............         HONORARY CHAIRMAN OF TOTAL (1990 - PRESENT)
JEROME MONOD........................         CHAIRMAN OF THE SUPERVISORY BOARD OF SUEZ LYONNAISE
                                             DES EAUX (1997 - PRESENT), CHAIRMAN AND CHIEF
                                             EXECUTIVE OFFICER OF LYONNAISE DES EAUX (1980 -
                                             1997)

NAME                                                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
Michel Francois-Poncet..............                    Chairman of the Supervisory Board of Paribas (1990 -
                                                        Present)
Serge Tchuruk.......................                    Chairman and Chief Executive Officer of Alcatel
                                                        (1995 - Present), Chairman and Chief Executive
                                                        Officer of Total (1990 - 1995)
Jean Syrota.........................                    Chairman and Chief Executive Officer of Compagnie
                                                        Generale Des Matieres Nucleaires (Cogema) (1988 -
                                                        Present)
Antoine Jeancourt-Galignani.........                    Chairman of Assurances Generales De France (1994 -
                                                        Present)
Lord Alexander of Weedon, Q.C.                          Chairman and Chief Executive Officer of Natwest
                                                        Group (1989 - Present)
Professor Bertrand Jacquillat.......                    Co-founder and Chairman and Chief Executive
                                                        Officer of Associes En Finance (1991 - Present)
Daniel Bouton.......................                    Chairman and Chief Executive Officer of Societe
                                                        Generale (1997 - Present), Chief Executive Officer of
                                                        Societe Generale (1993 - 1997)
Bruno Ribeyron-Montmartin...........                    Secretary of Total Outre-mer (Before 1994 - Present)
Didier Houssin......................                    Representing the French State (Before 1994 - Present)
                                                        Director of Hydrocarbon Department
                                                        Ministry of Economy, Finance and Industry
                                                        Junior Minister's Office of Industry
Baron Frere.........................                    Chairman and Managing Director of Bruxelles
                                                        Lambert S.a. (Before 1994 - Present)
Thierry De Rudder...................                    Managing Director of Groupe Bruxelles Lambert S.a.
                                                       (Before 1994 - Present)
Honorable Paul Desmarais............                    Chief Executive Officer of Power Corporation of
                                                        Canada (Before 1994 - Present)

      (e)-(f) During the last five years, to the best knowledge of Total, neither it nor any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

      (g) Each individual noted above under item 2(d) is a citizen of France except for Lord Alexander of Weedon, who is a citizen of the United Kingdom, Baron Frere and Thierry De Rudder, who are citizens of Belgium and Honorable Paul Desmarais, who is a citizen of Canada.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

      This information is set forth under "The Transaction -- The Background of the Transaction", "-- The Belgian Exchange Offer", "Total Fina Group Following the Exchange Offer -- PetroFina Corporate Structure and Management", "The Contribution Transaction" and "Management -- Board of Directors of Total Fina S.A." in the Prospectus, is herein incorporated by reference.


ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a)-(c) Total is offering to exchange a maximum of 1,546,875 shares of Total which may be held either directly or in the form of American depositary shares, and 3,598,975 warrants of Total, for, respectively, 343,750 shares of PetroFina which are held either directly or in the form of PetroFina American depositary shares, and 4,443,179 warrants of PetroFina, in the U.S. exchange offer as described under "Terms and Conditions of the Exchange Offer -- Terms of the Exchange Offer", "-- Fractional Shares, American depositary shares and Warrants" and "-- VVPR-Strip" in the Prospectus which is incorporated herein by reference.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      (a) The information set forth under "The Transaction -- The Background of the Transaction", "-- The Reasons for the Transaction", "The Contribution Transaction", "Possible Future Results of Total Fina Group" in the Prospectus, is herein incorporated by reference.

      (b) The information set forth under "Total Fina Group following the Exchange Offer -- Implementation of the Synergies", "-- Total Fina Group Asset Disposals" in the Prospectus, is incorporated herein by reference.

      (c) The information set forth under "Total Fina Group Following the Exchange Offer -- PetroFina Corporate Structure and Management" in the Prospectus, is herein incorporated by reference.

      (d) The information is set forth under "Total Fina Group Following the Exchange Offer -- Dividend Policy" in the Prospectus is herein incorporated by reference.

      (e) The information is set forth under "Total Fina Group Following the Exchange Offer -- PetroFina Corporate Structure and Management in the Prospectus is herein incorporated by reference.

      (f)-(g) The information is set forth under "Total Fina Group Following the Exchange Offer -- Delisting of PetroFina American Depositary Shares and Warrants" and "Effect of Offer on Market for Shares" in the Prospectus is herein incorporated by reference.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Other than as described under "The Transaction -- Opinions on the Exchange Offer -- Opinion of PetroFina Board of Directors", "The Contribution Transaction -- The Contribution Agreement" in the Prospectus, which is incorporated herein by reference, neither Total nor, to the best of Total's knowledge, any of the persons named in Item 2 of this schedule and no associate and majority-owned subsidiary of such persons own any securities of PetroFina.

      (b) To Total's best knowledge, no transaction in securities of PetroFina have been effected during the past 60 days by Total, and to Total's best knowledge, by the persons named in Item 2 or by any executive officer, director or subsidiary of such persons.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      The information set forth under "The Contribution Transaction -- Resale of Shares" and "-- Standstill Undertaking" in the Prospectus is herein incorporated by reference. Except as disclosed above and under Item 3, there are no contracts, arrangements, understandings, or relationships between Total or any of the persons required to be named in Item 2 of this schedule and any person with respect to any securities of PetroFina.


ITEM 8.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      No person and class of persons have been employed, retained or are to be compensated by Total or by any person on Total's behalf to make solicitations or recommendation in connection with the exchange offer.

ITEM 9.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      The information set forth under Item 18 "Financial Statements" on page 56, and Item 19 "Financial Statements and Exhibits -- Financial Statements" on page 56 of the Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission under file number 1-10888 ("Form 20-F") is incorporated herein by reference for the purpose of this Schedule 14D-1. Copies of the Total Form 20-F may be obtained through the Securities and Exchange Commission or by requesting them in writing or by telephone at the following address: MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010, telephone (212) 929-5500 (collect), or (1-800) 322-2885 (toll free).


ITEM 10.   ADDITIONAL INFORMATION.

      (a)  None.

      (b)-(c) The information set forth under "Regulatory Matters -- United States Antitrust", "-- European Union", and "-- Other Laws" in the Prospectus is incorporated herein by reference.

      (d)  Not applicable.

      (e) There are no pending legal proceedings relating to the U.S. offer.

      (f) The information set forth in the Prospectus, the Letters of Transmittal, the Form of Acceptance, the Certificated Share Delivery Instruction Form, and the Notice of Guaranteed Delivery, copies of which are attached as Exhibits (a)(1), (a)(2), (a)(3), (a)(4) and (a)(5), respectively is incorporated herein by reference in its entirety.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)    Prospectus, dated May 6, 1999.*

      (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(3) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(4)    Certificated Share Delivery Instruction Form.

      (a)(5)    Notice of Guaranteed Delivery.

      (a)(6) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(7)    Press Release dated May 5, 1999.

      (b)       None.

      (c)       None.

      (d)(1) Legal opinion of Jones, Day, Reavis & Pogue relating to certain U.S., Belgian and French tax matters.*

      (e)(1)    See Exhibit (a)(1) above.

      (e)(2) Items 18 and 19 of the Total Form 20-F for 1998, found on page 57 of such document and pages F-1 to F-71 to S-2 referenced herein.

      (f)       None.

---------------------------


* Filed as part of Amendment No. 1 to Total's Form F-4 Registration Statement filed with the Commission on May 6, 1999 (Reg. No. 333-10154).

                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                         /s/ Charles de Bollardiere
                                     ---------------------------------------
                                                (Signature)

                                           Charles de Bollardiere
                                                 Treasurer

                                                 May 6, 1999




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